Filed by Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Stratex Networks, Inc.
(Commission File No. 000-15895)
EMPLOYEE Q&A DOCUMENT
Q: What is the Deal?
A: Today we announced the signing of a definitive agreement under which Harris’ Microwave Communications Division (MCD) and Stratex Networks will combine operations to form a new publicly-traded company. Upon closing of this transaction, which is expected in three to four months pending stockholder approval and regulatory reviews, this combined company will be the largest independent provider of wireless network transmission solutions.
Q: What will be the name of the new company when the transaction closes?
A: Harris Stratex Networks, Inc.
Q: What is the strategic significance of the deal?
A: When finalized:
▪	It immediately creates a global leader serving a market that is essential to current and future telecommunications.

▪	Harris Stratex Networks will be a leading independent provider of wireless microwave transmission solutions.

▪	We believe Harris Stratex Networks will have superior scale, enhancing our ability to serve large customers and to compete for major contracts.

▪	The complementary geographical coverage resulting from this merger creates a strong and balanced global presence.

▪	Minimal customer overlap results in a large and diversified customer base.

▪	Both entities have strong brands and deep customer relationships.

▪	The combination of “best-of-breed” products and technologies creates a clear and sustainable product leadership position

▪	Tangible, significant, and achievable cost synergies exist.

▪	The combination will result in a world class engineering, marketing and support team with strengthened overall management leadership.
Q: What are the competitive advantages for both companies?
A: The combination is a complementary one:
▪	Each company gains access to technologies and specific areas of expertise that will serve our customers better.

▪	Eclipse™ has been a leading provider of international access, and TRuepoint™ has been a leading wireless communications provider in North America as well as a leading global transport provider.

▪	We have very little overlap in customers and expect to be able to leverage our R&D and to take advantage of growth opportunities with an increased potential for success.

▪	Overall, our financial, technical, and operational strength will be enhanced as well.

Q: Which technology / product platform will be dominant?
A: We intend to sell and continue to develop products from both companies’ product lines, rationalizing the best-in-class capabilities from each, creating broader product coverage than either company could provide alone.
Q: There is mention of approximately $35 million in cost synergies. Where will this come from?
A: We expect savings to come from a reduction in product costs, and also from operation efficiencies including any overlap in functions. Areas may include:
▪	COGS Savings – as a result of volume leverage, integration of product technologies, more streamlined processes in the supply chain, field service and customer service savings, and increased outsourced contract manufacturing in low-cost locations

▪	Sales & Marketing Savings – due to consolidation of international hubs

▪	R&D Savings – as we harmonize product platforms, rationalize duplicative next generation R&D efforts, and eliminate Stratex’s R&D efforts related to entering Transport markets

▪	Other areas as deemed appropriate to reduce costs and improve efficiencies
Q: Will there be any layoffs? What is the expected headcount?
A: We anticipate some workforce reductions within both companies, as well as additional opportunities for the employees of each company. It is too soon to delineate specifics until the transaction closes.
Q: Will any facilities close?
A: Our goal is to generate synergies from the combined company. We won’t be in a position to identify whether or where there will be closures until the transaction closes later this year, but as we integrate functions, we will focus on creating the strongest possible company for the future.
Q. Will my benefits remain the same?
A. A team of MCD and Stratex HR personnel are currently considering designs for a new package for U.S. employees that will be the basis for the new Harris Stratex Networks benefits program. International benefits are not expected to change significantly. We understand this particular program will be of high interest to all employees of the new company, and it will receive the highest priority in the integration process.
Q. Is there an integration plan and a transition timeline?
A. Integration teams, which will include employees from both MCD and Stratex, and from all functional areas, will be working on plans for combining the two companies. No formal actions on the integration can begin until the deal closes. Integration efforts will focus on planning to ensure that employee issues, customer sales, marketing and service, and on-going business operations proceed as seamlessly as possible after the close.
Q. How long will integration last?
A. All employees will receive ongoing updates regarding the integration team’s progress as well as changes that might occur subsequent to integration.

Q: When is the deal expected to close?
A: The transaction is expected to close in the fourth quarter of calendar 2006, or very early in the first quarter of 2007, depending on the time it takes to complete the customary regulatory process.
Q: What regulatory approvals are necessary and how long will it take?
A: Stratex’s stockholders must approve the transaction after the SEC has declared the S-4 registration statement effective. We expect the shareholder vote to be in late November barring regulatory delays. We must also submit the transaction for review by antitrust regulators under the Hart-Scott-Rodino Act. We hope to receive H-S-R regulatory clearance within approximately 30 days after filing, barring further requests for information.
Q: Who will be on the management team?
A: Guy Campbell, current president of Harris’ Microwave Communications Division will be appointed chief executive officer of the combined company, Tom Waechter will be chief operating officer, and Sally Dudash, current VP Finance of Harris’ Microwave Communications Division will be chief financial officer. The Chairman of the Board will be Chuck Kissner.
Q: Where will headquarters be located?
A: Upon closing, legal headquarters will be in Research Triangle Park, North Carolina, with headquarters’ functions both there and in San Jose, California.
Q: What will be the composition of the board?
A: The board will consist of nine directors. Harris will nominate five of the nine board members; Stratex will nominate four board members. All four of Stratex’s nominees will be outside Directors, including Chuck Kissner as Chairman, and three of Harris’s nominees will be outside directors. Howard Lance, Chairman and CEO of Harris, will be designated by Harris to serve. The CEO will be the 9th board member.
Q: Will this combination result in any change in fiscal reporting year?
A: Yes, Stratex’s year end will change to June 30 from March 31 effective upon closing.
Q: Are there any legal guidelines we need to be aware of?
A: Until the transaction closes, we are required by law to act as separate companies. Certain planning activities can occur but there can be no implementation of these plans. In particular, collaboration of any kind on sales opportunities is prohibited and there can be no exchange of sensitive information such as prices, costs, market or product strategies. Guidance on which planning activities are allowable will be provided by legal counsel.
Q. Where can I send questions regarding the deal and the integration?
A. Please direct your questions to your functional vice president. Certain questions and answers that are broad in scope will be posted on the company Intranet in this FAQ.
Q. What should I do if approached by the media?

A. If you are approached by the national or trade media, please forward all inquiries to these representatives, as appropriate:
Harris Public Relations: Brent Dietz — 321-724-3554
Stratex Networks Investor Relations: Mary McGowan — 408-404-5401
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this Question and Answer document (“Q&A”) constitute “forward-looking statements.” Forward-looking statements in this Q&A include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Heat’s Microwave Communications Division with those of Snow may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Heat’s Microwave Communications Division and at Snow subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied;, regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; Heat’s Microwave Communications Division and Snow are subject to intense competition; the failure of either Heat’s Microwave Communication Division or Snow to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in “Risk Factors” under Item 1A. of Snow’s Annual Report on Form 10-K for the most recently ended fiscal year and Snow’s other filings with the SEC (which may also be applicable to Heat’s Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
Additional Information and Where to Find It
This Q&A is for informational purposes only. In connection with the transaction, the parties will file a registration statement on Form S-4, which will include a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Heat’s Microwave Communications Division with Snow. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to the stockholders of Snow. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Snow

Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Heat Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Secretary.
Participants in Solicitation
Snow, Heat and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Snow stockholders in respect of the proposed transaction. Information about the directors and executive officers of Snow is set forth in the proxy statement for Snow’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Heat is set forth in the proxy statement for Heat’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on September 14, 2005. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition when it becomes available.